UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-11073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

First Data Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2005 and 2004

and for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

First Data Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of delinquent contributions and assets (held at end of year) as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 26, 2006

First Data Corporation Incentive Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Investments: (Note 2)
Participant loans	$37,540,446	$32,769,625
Investment in First Data Corporation
Master Trust (Note 3)	1,138,777,634	1,017,613,671

Total investments	1,176,318,080	1,050,383,296

Receivables:
Employer contributions	723,429	685,288
Participant contributions and loan repayments	19,283	8,712

Total receivables	742,712	694,000

Net assets available for benefits	$1,177,060,792	$1,051,077,296

See accompanying notes.

First Data Corporation Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions -
Employer	$57,443,973
Participant	79,595,334
Rollover	5,595,791

142,635,098

Transfers from other plans	14,261,121

Investment income -
Plan’s interest in First Data Corporation
Master Trust investment income (Note 3)	54,777,223
Loan interest	1,985,019

56,762,242

Total additions	213,658,461

Benefit payments	87,674,965

Net increase in net assets	125,983,496
Net assets available for benefits at beginning of year	1,051,077,296

Net assets available for benefits at end of year	$1,177,060,792

See accompanying notes.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements

December 31, 2005

1. Plan Description

The following description of the First Data Corporation Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The official plan documents control in all circumstances.

General

The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan to provide retirement benefits for certain employees of First Data Corporation and its participating subsidiaries (“FDC” or the “Company”), the Plan sponsor. Employees of the Company (i) who are not subject to a collective bargaining agreement, (ii) who receive compensation payable in U.S. dollars, and (iii) who are not leased employees or independent contractors are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligible employees may participate in the Plan and make salary deferral contributions as soon as administratively possible following the date they became an employee.

Administration

The First Data Investment Council (“FDIC”) establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan. The First Data Employee Benefits Committee (“FDEBC”) administers and operates the Plan, and selects and monitors any record keepers or third-party administrators of the Plan. The Plan Design Committee (“PDC”), a non-fiduciary committee, establishes, adopts, amends, terminates, freezes, merges or transfers all Company employee benefit plans. All committees are appointed by the Compensation and Benefits Committee of the Company’s Board of Directors.

The FDEBC is responsible for reviewing employee appeals and other fiduciary duties. Each Committee selects, retains and terminates advisors and adopts rules, bylaws and procedures that the Committee deems necessary.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan, along with the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “RSP”), participates in the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”), of which State Street Bank and Trust Company (“State Street” or “Trustee”) is the trustee. Hewitt Associates (“Hewitt” or “Record keeper”) is the record keeper of the Plan. Assets in participants’ self-directed brokerage accounts, which are part of the Master Trust, are held by Harrisdirect.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the Master Trust, which reduces net investment earnings realized by participants.

Contributions and Vesting

Participants may contribute pre-tax dollars to the Plan of not less than 1% or more than 25% (6% for Highly Compensated Employees, as defined by the Internal Revenue Code (the “Code”), who are eligible to participate in the Company’s Supplemental Incentive Savings Plan) of their eligible compensation, subject to certain limitations imposed by Sections 402(g) and 401(k) of the Code ($14,000 in 2005). Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts (“IRA”). Participants are always fully vested in their elective and rollover contributions under the Plan.

Effective April 1, 2005, an automatic enrollment feature was added to the plan. The Company shall withhold 3% from each participant’s compensation for contribution as a pre-tax contribution to the Plan, unless the participant affirmatively elects not to have such a withholding made.

Participants age 50 or over before the close of the Plan year are eligible to make an additional tax-deferred payroll contribution, subject to certain limitations imposed by the Code ($4,000 annual limit in 2005). Participants are fully vested in this “catch-up” contribution.

For participants who have completed at least one year of service, the Company matches 100% of participants’ pre-tax contributions up to 3% of the participant’s eligible compensation. Participants become fully vested in their matching contributions over a four-year service period: 25% after one year, 50% after two years, 75% after three years, and 100% after four years.

Certain employees with five but less than ten years of service, whether or not otherwise enrolled in the Plan, will receive Service-Related Contributions to their Plan accounts

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

equal to 1.5% of their eligible compensation per pay period. For employees with ten or more years of service, the Company will make a Service-Related Contribution of 3% of their eligible compensation per pay period. Employees are always fully vested in any Service-Related Contributions made to their accounts under the Plan.

Employees who opted out of the FDC pension plan or had their FDC pension benefit frozen, or certain employees hired after July 1, 1994 but prior to April 1, 1996, receive additional employer contributions (“ISP Plus Contributions”) equal to 3.4% of their eligible compensation per pay period, which becomes fully vested after five years of service.

The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year who terminated employment due to death, disability or retirement. Any special contributions will be allocated based on the ratio of a participant’s compensation to compensation of all eligible participants and will be made in the form of Company common stock, cash, or any combination thereof. Participants are 100% vested in special contributions. The Company did not make a special contribution in 2005.

Company matching and ISP Plus Contributions become fully vested at the employee’s retirement (defined as attaining age 65), death, or disability. All elective and Company contributions are invested in fund options as directed by participants.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances, subject to certain limitations. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from six months to five years or 25 years for primary residential loans, subject to certain exceptions. A maximum of two loans per participant, one short-term and one residential, is allowed to be outstanding at a time.

Participant Accounts

Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan. Separate accounts are maintained for each participant, whereby the participant’s account is increased for contributions and investment income net of expenses and decreased for withdrawals, forfeitures, and investment losses. Investment increases and decreases are allocated daily to participant accounts based on their investment options.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Payment of Benefits

Upon retirement, termination of employment with the Company, reaching age 59 1/2, becoming permanently and totally disabled, or death, the vested portion of the balance in the participant’s account is available to the participant or designated beneficiaries in the form of a lump-sum payment. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals will be made in cash.

Beginning in 2005, distributions of qualified defined contributions account balances greater than $1,000, but less than $5,000, are paid as a direct rollover to an IRA in the name of the plan participant. These mandatory distributions apply only to participants who have separated from service and do not actively elect a distribution to their account or an eligible retirement plan.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available and an FDC Stock Fund. FDC stock, however, may not be traded in the self-directed brokerage account. Effective January 1, 2006, the FDC Stock Fund was frozen to new investments. Participants with balances as of that date can freely trade out of the stock fund but no investments into the fund may be made. A participant may elect to change their investment options daily.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2005, the Company used approximately $1,469,000 of forfeitures to reduce Company contributions. No forfeitures were used to pay expenses through the Master Trust (Note 3). At December 31, 2005 and 2004, forfeitures of approximately $140,000 and $592,000, respectively, were held in an unallocated account in the Master Trust.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Net Transfers from/to Other Plans

In conjunction with FDC’s business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to rollover their accounts into the Plan. Such rollovers are included in the “Rollover” line item of the accompanying Statement of Changes in Net Assets Available for Benefits. Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures and plan assets transferred into and out of the Plan from and to other Company-sponsored qualified plans as a result of employee status changes are included in the “Transfers from/to other plans” line item of the accompanying Statement of Changes in Net Assets Available for Benefits. Effective January 1, 2005, the eONE Global LP 401(k) Plan merged into the Plan. The following summarizes such plan transfers for the year ended December 31, 2005:

Transfers from other plans:
eONE Global LP 401(k) Plan due to Plan Merger	$14,218,977
Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees	$42,144

$14,261,121

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Stocks underlying in the self-directed brokerage account and mutual funds are valued at fair value, based upon quoted market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee, based upon quoted market prices of the underlying assets. The Stable Value, PIMCO Total Return, Vanguard Institutional Index and FDC Stock funds are valued on a unitized basis based on the fair market value of the underlying assets. Participant loans are valued at their outstanding balance, which approximates fair market value. Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2005 and 2004, there were approximately $409,000 and $937,000, respectively, in benefits approved but not paid.

3. First Data Corporation Master Trust

The Master Trust was established in 2002 for the investment of assets of the Plan and the RSP. The Plan held an ownership interest in the Master Trust of approximately 96.7% and 96.5% at December 31, 2005 and 2004, respectively. The Plan’s interest in the net investment income from the Master Trust was approximately 96.8% for the year ended December 31, 2005.

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan based on participant elections.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

As of December 31, 2005 and 2004, the condensed statement of net assets for the Master Trust is as follows:

	2005	2004
Investments, at fair value:
Cash	$9,534,424	$9,089,783
Mutual funds	786,292,782	670,171,993
Collective trust funds	236,840,531	206,667,413
FDC Stock Fund	127,170,248	151,453,248
Other common stock	15,763,384	15,258,666
Government obligations	527,301	488,861
Preferred stock	142,721	50,173
Corporate bonds	393,988	236,628
Other	21,029	161,525

	1,176,686,408	1,053,578,290
Dividends and interest receivable	1,232,595	901,542

Total assets	$1,177,919,003	$1,054,479,832

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2005 and 2004:

	2005	2004
Invesco Stable Value Fund	$236,840,531	$206,667,413
Vanguard Institutional Index Fund	158,952,432	152,155,788
FDC Stock Fund	127,170,248	151,453,248
Fidelity Dividend Growth Fund	84,246,158	87,270,220
Fidelity Freedom 2020 Fund	83,124,348	80,119,666
Fidelity Templeton Foreign A Fund	64,137,773	55,088,356
Lord Abbett Small Cap Value	66,292,610	41,918,895	*

* Did not meet the threshold at the applicable date.

The FDC Stock Fund includes 2,956,760 and 3,560,255 shares of FDC common stock having fair value of $126,080,992 and $150,130,796 as well as cash equivalents of $1,089,256 and $1,322,452 as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Master Trust had accrued approximately $177,000 and $71,000, respectively, in dividends from FDC common stock.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

Participants are allowed to vote in their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Master Trust for the year ending December 31, 2005 is as follows:

2005
Interest and dividends	$45,684,439
Net appreciation in fair value of investments	13,424,773
Administrative expenses	(2,524,698)

Net investment income	$56,584,514

For the year ending December 31, 2005, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2005
Mutual funds	$13,672,104
FDC Stock Fund	696,162
Other common stock	(906,987)
Government obligations	(5,982)
Preferred stock	(15,173)
Corporate bonds	(20,604)
Other	5,253

$13,424,773

Expenses of the Master Trust and expenses of the plans participating in the Master Trust are paid through the Master Trust by allocations of administrative fees and forfeitures from the participating plans. During the year ended December 31, 2005, the Company did not use participating plans’ forfeitures to pay administrative expenses (Note 1).

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan received a determination letter dated April 9, 2003 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since applying for this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2005 and 2004.

5. Party-in-Interest and Prohibited Transactions

Certain Plan investments are shares of funds managed by the Trustee and certain Plan investments are in accounts managed by Harrisdirect, the custodian of the self-directed brokerage account, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

As further described in Note 3, the Master Trust holds investments in FDC common stock; therefore these transactions also qualify as party-in-interest transactions. The transactions are exempt from the prohibited transaction rules.

During the Plan Years ended December 31, 2005 and 2004, employee withholdings and employer match contributions in the amounts of $1,543.68 and $385.92 were not remitted by the Company to the trust within the time period as defined by ERISA. These transactions constitute prohibited transactions. The Company remitted the contributions to the trust on May 11, 2005 and has restored lost earnings to the participant’s account.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

7. Risks and Uncertainties (continued)

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,177,060,792	$1,051,077,296
Amounts allocated to withdrawing participants	$(409,066)	$(937,350)

Net assets available for benefits per the Form 5500	$1,176,651,726	$1,050,139,946

Benefits paid to participants per the financial statements	$87,674,965
Add: Amounts allocated to withdrawing participants at December 31, 2005	409,066
Less: Amounts allocated to withdrawing participants at December 31, 2004	(937,350)

Benefits paid to participants per the Form 5500	$87,146,681

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

9. Subsequent Events

In January 2006, the Company announced its intention to separate the Western Union money transfer business into an independent publicly traded Company through a spin-off of 100% of Western Union to FDC shareholders. As a result, assets held in the Master Trust related to the Western Union Retirement Savings Plan (RSP) will be spun-off into a new trust and the RSP will no longer participate in the Master Trust. The spin-off is expected to be completed in the fourth quarter of 2006.

Supplemental

Schedules

First Data Corporation Incentive Savings Plan

EIN: 47-0731996—Plan Number: 002

Schedule H, Line 4a—Schedule of Delinquent Contributions

For the Year Ended December 31, 2005

(a)	(b)	(c)	(d)	(e)	(f)

Identity of Party Involved	Relationship to Plan, Employer or Other Party- in-Interest	Description of Prohibited Transaction	Amount Remitted Late	Date Remitted	Untimely Remittance - Computed Lost Earnings
* First Data Corporation	Plan Sponsor	December 2004 Contributions (employee and employer) not timely remitted to trust	$385.92	May 11, 2005	$7.86
* First Data Corporation	Plan Sponsor	January 2005 Contributions (employee and employer) not timely remitted to trust	$385.92	May 11, 2005	$6.35
* First Data Corporation	Plan Sponsor	February 2005 Contributions (employee and employer) not timely remitted to trust	$192.96	May 11, 2005	$2.43
* First Data Corporation	Plan Sponsor	March 2005 Contributions (employee and employer) not timely remitted to trust	$578.88	May 11, 2005	$5.03
* First Data Corporation	Plan Sponsor	April 2005 Contributions (employee and employer) not timely remitted to trust	$385.92	May 11, 2005	$1.27

*	Denotes a party-in-interest to the Plan (Note 5).

See accompanying report of independent registered public accounting firm and notes to financial statements.

First Data Corporation Incentive Savings Plan

EIN: 47-0731996—Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant Loans
* Plan participants	Interest rates ranging from 5.0% to 10.5%, various maturity dates	$37,540,446	$37,540,446

Total investments			$37,540,446

*	Denotes a party-in-interest to the Plan (Note 5).

All other investments are held in the FDC Master Trust and have been excluded from this schedule.

See accompanying report of independent registered public accounting firm and notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

FIRST DATA EMPLOYEE BENEFITS COMMITTEE, as Plan Administrator

Date: June 27, 2006	By:	/s/ GORDON PARRY
Gordon Parry
SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Anton Collins Mitchell LLP